Exhibit 4.1
AMENDMENT TO
PROMISSORY NOTE
THIS AMENDMENT TO PROMISSORY NOTE (the “Amendment”) is made and entered into as of March 19, 2010 by and between Supplemental Manufacturing & Ingredients, LLC, an Arizona limited liability company (“Obligor”) and HealthSport, Inc. a Delaware corporation (“Holder”), holder of that certain Promissory Note executed by Obligor dated as of December 1, 2009 in the original principal amount of Eight Million Dollars (US$8,000,000)(the “Note”).
RECITALS
WHEREAS, Obligor has purchased stock in Holder pursuant to that certain Stock Purchase Agreement dated November 6, 2009 by and between the parties (the “Stock Purchase”). In connection therewith, Obligor and Holder executed the Note (of which $500,000 in principal has already been paid), as well as that certain Stock Pledge Agreement dated as of December 1, 2009 (the “Pledge”) and that certain Escrow Agreement dated as of December 1, 2009 (collectively, all such documents, the “Stock Purchase Documents”);
WHEREAS, in connection with the execution of Amendments to each of the Stock Purchase Agreement and the Pledge of even date herewith, Obligor and Holder desire to amend the terms of the Note as set forth herein;
NOW, THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties agree as follows:
1. Definitions. Capitalized terms not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Note.
2. Payments. Section 2 of the Note is hereby amended and restated in its entirety as follows:
Section 2. Payments. Principal payments, together with all accrued and unpaid interest shall be payable as follows:
a)	$500,000 on or before November 15, 2009;
b)	$2,050,000 on or before May 15, 2010, subject to Section 2A below;
c)	$2,500,000 on or before July 15, 2010; and
d)	$2,950,000 on or before September 15, 2010
All remaining principal and interest shall be due and payable on September 15, 2010 (the “Maturity Date”). Obligor shall have the right to prepay all or any portion of this Note at any time or from time to time prior to the Maturity Date. All payments pursuant to this Note shall be paid in lawful money of the United States at the principal office of Holder or at such other place as Holder may designate in writing.

3. Prepayment Obligation. The following is hereby added as Section 2A to the Note:
Section 2A. Prepayment Obligation.
a. Until such time as Obligor makes the payment set forth above under Section 2.b)(the “May Payment”), in the event Holder has insufficient funds to pay any of its obligations as the same may become due and payable, subject to the maximum amounts set forth in Section 2A.b. below,Obligor shall make pre-payment(s) of the May Payment in such amounts such that Holder shall be able to satisfy the following obligations as the same become due and payable:
(i) All financial obligations of Holder incurred in the ordinary course of business from and after the date of this Amendment,
(ii) Subject to Obligor’s right to negotiate and settle Company obligations pursuant to Section 16 of the Stock Purchase Agreement, as amended, all financial obligations of Holder resulting from the items set forth in Exhibit A hereto, and
(iii) All payments, costs and expenses related to the design, build-out and construction (the “Oxnard Plant Improvements”) of Holder’s cGMP manufacturing facility in Oxnard, California pursuant to the contract to be executed by the Company with its licensed contractor for the same which shall include a reasonable construction timeline and shall be approved and authorized by unanimous consent of the Holder’s Board of Directors (the “Construction Contract”). Notwithstanding the foregoing in this Section 2Aa.(iii), Obligor shall make the minimum payments to Holder for the Oxnard Plant Improvements as set forth in Exhibit B hereto.
b. Obligor’s obligations under Section 2A.a. above to prepay the May Payment shall be limited to, and in no event exceed, the following:
(i) under Sections 2A.a.(i) and 2A.a.(ii). $1,000,000 combined; and
(ii) under Section 2A.a.(iii) $700,000.
c. All payments made by Obligor pursuant to this Section 2A shall be considered prepayments of the Note and, as such, the Shares held pursuant to the Escrow Agreement shall be released at the rate of $0.15 per share for each $0.15 in payments. The accelerated Note prepayment requirements of Section 2A.a. shall be in addition to all other requirements under the Stock Purchase Agreement (as amended), the Note (as amended) and the Pledge (as amended). Any breach of the provisions of this Section 2A shall be considered a material breach and Event of Default under the Note (as amended) and the Pledge (as amended).

4. Limited Recourse. Section 7 of the Note is hereby amended and restated in its entirety as follows:
Section 7. Limited Recourse Indebtedness. Subject only to Section 10 below and notwithstanding any other provision of this Note, the Stock Purchase Agreement, the Pledge Agreement or any related agreement or document, Holder (and its successors and assigns) by acceptance of this Note agrees that (i) no action based on this Note other than a foreclosure action under the Pledge Agreement shall be brought against Obligor, its principals, members, officers, managers, employees, agents or other affiliates (collectively, the “Nonrecourse Parties”), (ii) in any action to foreclose the Security Interest (as defined in the Pledge Agreement), the Nonrecourse Parties shall not be liable for any deficiency between the amount due and payable under this Note and the proceeds of any foreclosure sale, and (iii) no deficiency or other money judgment (other than a foreclosure judgment) will be sought against one or more Nonrecourse Parties based upon a default under this Note.
5. Special Remedy. The following is hereby added as Section 10 to the Note:
Section 10. Special Remedy. In the event that Obligor fails to make the scheduled payment set forth under Section 2.b) above on the stated due date and such failure continues for a period of two (2) days, then notwithstanding any other provisions of the Note, the Amendment, or any other the Stock Purchase Document, Obligor shall immediately pay to Holder the amount required such that Holder has a minimum of $500,000 cash immediately available in Holder’s corporate bank account (the “Special Remedy”). Any such Special Remedy payments made by Obligor to Holder under this Section 10 shall be considered payments pursuant to the Note. Any failure by Obligor to make any Special Remedy payment shall be considered a material breach and Event of Default under the Note (as amended), the Stock Purchase Agreement (as amended) and the Pledge (as amended). The obligations and rights under this Section 10 shall be full recourse against Obligor notwithstanding Section 7 hereof or Section 11 of the Pledge, as amended, and shall not preclude any party from asserting any other right, or seeking any other remedies against the other party.
6. Counsel. The parties hereby acknowledge that (i) Keller Rohrback P.L.C. has represented only Obligor in connection with the Stock Purchase Documents and this Amendment and (ii) Holder has been represented by other legal counsel in connection with the Stock Purchase Documents and this Amendment.
7. Conflicts; Reaffirmation; Waiver. In the event of any conflict or inconsistency between the provisions of the Stock Purchase Documents and the provisions of this Amendment, the provisions of this Amendment shall govern. Except to the extent expressly amended hereby, all terms and conditions of the Note shall remain in full force and effect. Each party hereto hereby expressly ratifies and affirms all such terms and conditions as of the effective date hereof. Holder acknowledges receipt of the payment described in Section 2.a) above. Holder hereby acknowledges and agrees that no events of default of Obligor have occurred, or exist as of the date first set forth above, under the Note and the other Stock Purchase Documents.

8. Governing Law; Jursidiction. THIS AMENDMENT AND THE OBLIGATIONS OF THE PARTIES HEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. Each party hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Amendment. Each party is hereby authorized to submit, as conclusive evidence of such waiver of jury trial, this Amendment to a court that has jurisdiction over the subject matter of such litigation and the parties to this Amendment.
9. Additional Acts and Assurances. Each party hereto agrees to do all such things and take all such actions, and to make, execute and deliver such other documents and instruments, as shall be reasonably requested to carry out the provisions, intent and purpose of this Amendment, including without limitation amending any Stock Purchase Document as may be necessary to reflect the revised Note payment due dates as set forth herein.
IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed under seal as of the date first above written.

Obligor: Supplemental Manufacturing & Ingredients, LLC, an Arizona limited liability company
By:	Ferrel Raskin
Its: Chief Executive Officer

Holder: HealthSport, Inc. a Delaware corporation
By:	Robert Davidson
Its: President

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